UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 12, 2010

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Banco Bilbao Vizcaya Argentaria, S.A., pursuant to the provisions of article 82 of the Spanish Securities Market Act, proceeds by means of the present document to notify the following:

SIGNIFICANT EVENT

General Meeting of Shareholders ofBANCO BILBAO VIZCAYA ARGENTARIA, S.A.,Held on
12th March 2010RESOLUTION PASSED

First resolution.-

1.- Approve the financial statements and management report of Banco Bilbao
Vizcaya Argentaria, S.A. corresponding to the year ending 31st December 2009 in accordance with the terms of the legal documentation, as well as the annual financial statements and management report of the Banco Bilbao Vizcaya
Argentaria Group corresponding to the same financial year.

2.- Approve the proposed application of earnings of Banco Bilbao Vizcaya
Argentaria, S.A. corresponding to 2009, to the sum of €2,980,684,024.08 (two billion, nine-hundred-and-eighty million, six-hundred-and-eighty-four thousand, twenty-four euros eight cents), distributed in the following manner:

The sum of €1,574,147,030.82 (one billion, five-hundred-and-seventy-four million, one-hundred-and-forty-seven thousand, thirty euros, eighty-two cents)
to pay dividends, of which (a) a total sum of €1,011,951,662.67 (one billion, eleven million, nine-hundred-and-fifty-one thousand, six hundred and sixty-two euros, sixty-seven cents) have already been fully paid out prior to this General
Meeting of shareholders as the first, second and third interim dividends, under resolutions adopted by the Bank's Board of Directors at its meetings on 8th
July, 29th September and 22nd December 2009, respectively; and (b) the remaining
€562,195,368.15 (five-hundred-and-sixty-two million, one-hundred-and-ninety-five thousand, three-hundred and sixty-eight euros, fifteen cents) will be used to pay out the final dividend for 2009, to the sum of €0.15 (fifteen cents) per share, which will be payable to the shareholders on 12th April 2010.

In this respect, it is resolved to ratify insofar as necessary the resolutions of the Bank's Board of Directors at its meetings, 8th July, 29th September and
22nd December 2009, approving the distribution of the first, second and third interim dividends charged against 2009 respectively.

The rest of the Banco Bilbao Vizcaya Argentaria, S.A.'s earnings for 2009, i.e., the sum of €1,406,536,993.26 (one billion, four-hundred-and-six million, five-hundred-and-thirty-six thousand, nine-hundred and ninety three euros, twenty-six cents) are allocated to the Bank's voluntary reserves.

3.- Approve the management of the Banco Bilbao Vizcaya Argentaria, S.A. Board of
Directors in 2009.

4.- Empower the chairman, Mr  Francisco González Rodríguez and the Company &
Board Secretary, Mr Domingo Armengol Calvo, severally, to deposit the financial statements, management reports and auditors' reports for the Bank and its Group, and to issue the certificates referred to in articles 218 of the Companies Act and 366 of the Companies Registry regulations.

Second resolution.-

Under this agenda item, the General Meeting is firstly asked to approve the re-election, for the term established in the bylaws, of the Chairman & CEO, Mr
Francisco González Rodríguez as member of the Board of Directors, with the favourable report of the Appointments & Remuneration committee.

It is also proposed to ratify the resolution adopted by the Board, 29th
September 2009, co-opting shareholder Mr Ángel Cano Fernández, current President
& COO, as a member of the Board of Directors and to propose his re-election for the term established in the bylaws with the favourable report of the
Appointments & Remuneration committee.

Likewise, pursuant to the proposal made to the Board of Directors by the
Appointments & Remuneration committee, the re-election of the following directors for the term established in the bylaws is submitted to the AGM: Mr
Ramón Bustamante y de la Mora and Mr Ignacio Ferrero Jordi as members of the
Board of Directors in independent directorships.

Consequently, it is proposed that the AGM adopt the following resolutions:

2.1.- Re-elect to a seat on the board of directors for the three year term established in the bylaws, Mr Francisco González Rodríguez, of full age, married, Spanish national, with address for these purposes at 81 Paseo de la
Castellana, Madrid, with tax identity document 32318340-M.

2.2.- Ratify the resolution adopted by the Board, 29th September 2009, appointing Mr Ángel Cano Fernández, of full age, married, Spanish national, with address for these purposes at 81 Paseo de la Castellana, Madrid, with tax identity document 13735761-T, as member of the Board of Directors and re-elect him to said post for the three-year term established in the bylaws.

2.3.- Re-elect to a seat on the board of directors for the three-year term established in the bylaws, Mr Ramón Bustamante y de la Mora, of full age, married, Spanish national, with address for these purposes at 81 Paseo de la
Castellana, Madrid, with tax identity document 2483109-Y.

2.4.- Re-elect to a seat on the board of directors for the three-year term established in the bylaws, Mr Ignacio Ferrero Jordi, of full age, married,
Spanish national, with address for these purposes at 81 Paseo de la Castellana,
Madrid, with tax identity document 46201504-R.

Pursuant to paragraph 2 of article 34 of the corporate bylaws, determine the number of directors at whatever number there are at this moment in compliance with the resolutions adopted under this agenda item, which will be reported to the AGM for all due effects.

Third resolution.-

1.- Repealing the unavailed part from the resolution adopted at the Annual
General Meeting, 13th March 2009, to authorise the Bank, directly or via any of its subsidiaries, for a maximum of five years as of the date of this present
AGM, to purchase Banco Bilbao Vizcaya Argentaria, S.A. shares at any time and on as many occasions as it deems appropriate, by any means permitted by law. The purchase may be charged to the year’s earnings and/or to unrestricted reserves and the shares may be sold or redeemed at a later date. All this shall comply with article 75 and concordant of the Companies Act.

2.- To approve the limits or requirements of these acquisitions, which shall be as follows:

The nominal value of the shares acquired directly or indirectly, added to those that the Bank and its subsidiaries already own, may at no time exceed ten percent (10%) of  the subscribed Banco Bilbao Vizcaya Argentaria, S.A. share capital, or, where applicable, the maximum amount authorised by the applicable legislation at any time. In all cases, respect must be paid to the limits established on the purchase of treasury stock by the regulatory authorities of the markets where the Banco Bilbao Vizcaya Argentaria, S.A. shares are listed for trading.

A restricted reserve may be charged to the Bank's net total assets equivalent to the sum of treasury stock booked under Assets. This reserve must be maintained until the shares are sold or redeemed.

The stock purchased must be fully paid up, unless the purchase is without consideration, and must not entail any obligation to provide ancillary benefits.

The purchase price will not be below the nominal price nor more than 20% above the listed price or any other price associated wtih the stock on the date of purchase. Operations to purchase treasury stock will comply with securities markets’ standards and customs.

3.- Express authorisation is given to earmark all or some of the shares purchased by the Bank or any of its subsidiaries hereunder for Company workers, employees or directors when they have an acknowledged right, either directly or as a result of exercising the option rights they hold, as established in the final paragraph of article 75, section 1 of the Companies Act.

4.- Reduce share capital in order to redeem such treasury stock as the Bank may hold on its Balance Sheet, charging this to profits or unrestricted reserves and to the amount which is appropriate or necessary at any time, up to the maximum value of the treasury stock held at any time.

5.- Authorise the board, in compliance with article 30c) of the corporate bylaws, to implement the above resolution to reduce share capital, on one or several occasions and within the maximum period of five years from the date of this AGM, undertaking such procedures, processes and authorisations as necessary or as required by the Companies Act and other applicable provisions.
Specifically, the Board is delegated powers, within the deadlines and limits established for the aforementioned implementation, to establish the date(s) of each capital reduction, its timeliness and appropriateness, taking into account market conditions, listed price, the Bank’s economic and financial position, its cash position, reserves and business performance and any other factor relevant to the decision. It may specify the amount of the capital reduction; determine where to credit said amount, either to a restricted reserve or to freely available reserves, where relevant, providing the necessary guarantees and complying with legally established requirements; amend article 5 of the company bylaws to reflect the new figure for share capital; request de-listing of the redeemed stock and, in general, adopt such resolutions as necessary regarding this redemption and the consequent capital reduction, designating the people able to formalise these actions.

Fourth resolution.-

APPROVAL OF A PROGRAMME FOR VARIABLE REMUNERATION IN SHARES FOR THE YEARS 2010
TO 2011 FOR APPLICATION BY THE BANK AND ITS SUBSIDIARY COMPANIES.

1.- Approve a programme for variable remuneration in shares to run over several years, for the effects of article 130 of the Companies Act, the additional provision four of the Companies Act and other applicable legislation, addressed to the members of the Banco Bilbao Vizcaya Argentaria Group management team
(hereinafter, the "Multi-Year Variable Share Remuneration Programme" or the
"Programme") under the following core terms and conditions:

(a) Description The Multi-Year Variable Share Remuneration Programme will comprise the promise to deliver ordinary shares in Banco Bilbao Vizcaya
Argentaria, S.A. to members of the senior management of the Banco Bilbao Vizcaya
Argentaria Group (including executive directors and members of the BBVA
Management Committee) on a specific date and under the core conditions that are established below.
This Programme is based on the allocation of a number of units to beneficiaries as a function of their level of responsibility, which will serve as the basis for calculating how many BBVA shares will be delivered, if any, at the end of the Programme.

The number of BBVA shares to be given to each beneficiary at the end of the
Programme, should the conditions established be met, will be determined by multiplying the number of units assigned by a ratio of between 0 and 2, as a function of the comparative performance of the Bank’s TSR (total shareholders’
return, i.e., revaluation of the share plus dividends) during the Programme against the TSR of 18 European peer banks.

The peer banks are:

BNP Paribas, Société Genérale, Deutsche Bank, Unicredito Italiano, Intesa San
Paolo, Banco Santander, Credit Agricole, Barclays, Lloyds Banking Group, the
Royal Bank of Scotland, UBS, Credit Suisse, HSBC, Commerzbank, Citigroup, Bank
of America, JP Morgan Chase, Wells Fargo.

(b) Beneficiaries: The Multi-Year Variable Share Remuneration Programme is
addressed to those considered to be members of the Banco Bilbao Vizcaya
Argentaria Group (including executive directors and members of the BBVA
Management committee) when this Programme comes into force, with the exception of executives who have a special reward scheme. The estimated initial number of
Programme beneficiaries is 1,963 people; however, more people may join the
Programme and some may leave whilst it is in force.
(c) Duration: The Programme will come into force on 15th April 2010, ending 31st
December 2011, and will be settled before 15th April 2012, without detriment to the possibility of anticipated settlement that may be established in the ramification of this resolution.
The shares will be delivered to the beneficiaries after the Programme is settled. The beneficiaries may take up their shares in the following manner: (i)
40% of the shares received will be freely transferrable by the beneficiaries as of their delivery; (ii) 30% of the shares received will become transferrable once a year has passed from the Programme's settlement date; and (iii) The remaining 30% will become transferrable once two years have passed from the
Programme's settlement date. All this will be done under the terms and conditions established by the Board of Directors.

(d) The maximum number of Banco Bilbao Vizcaya Argentaria, S.A. shares included in the Multi-Year Variable Share Remuneration Programme: The maximum number of
Banco Bilbao Vizcaya Argentaria, S.A. shares included in the Multi-Year Variable
Share Remuneration Programme is 7m ordinary shares, representing 0.18677% of the current Banco Bilbao Vizcaya Argentaria, S.A. share capital. Of this number, a maximum of 390,000 ordinary shares (representing 0.01041% of the share capital)
may be earmarked for executive directors and 850,000 ordinary shares
(representing 0.022679% of the share capital) may be earmarked for other members of the Management committee other than the executive directors.
(e) Coverage: The Company may put shares that comprise or come to comprise its treasury stock into covering the Multi-Year Variable Share Remuneration
Programme or it may use any other suitable financial instrument that the Company may determine.

2.- Confer authority on the Company's Board of Directors, with express powers to delegate this authority, to implement, whenever and however it deems advisable, to develop, formalise, execute and settle the Multi-Year Variable Share
Remuneration Programme, adopting any resolutions and signing any public or private documents that may be necessary or advisable for its full effectiveness.
The Board will also have powers to remedy, rectify, modify or supplement this resolution and, in particular, but not limited to, the following:

(a) Implement the Multi-Year Variable Share Remuneration Programme when it deems it advisable and in the specific form it deems appropriate.
(b) Develop and establish the specific terms and conditions for the Multi-Year
Variable Share Remuneration Programme with respect to everything not envisaged in this resolution. This includes, but is not limited to, establishing the events in which the Multi-Year Variable Share Remuneration Programme would be settled early and declaring the compliance with the conditions that may be linked to such early settlement where applicable.
(c) Draw up, subscribe and present any additional communications and documentation that may be necessary or advisable before any public or private body in order to implement and execute and settle the Multi-Year Variable Share
Remuneration Programme, including the corresponding protocols where necessary.
(d)  Engage in any action, declaration or arrangement with any public or private, domestic or international body or entity or registry to obtain any permit or verification needed to implement, settle and execute the Multi-Year
Variable Share Remuneration Programme.
(e) Negotiate, agree and sign counterparty and liquidity contracts with the financial institutions it freely designates, under the terms and conditions it deems suitable.
(f) Draw up and publish any announcements that may be necessary or advisable.
(g) Draw up, subscribe, grant and, where applicable, certify any kind of document relating to the Multi-Year Variable Share Remuneration Programme.
(h) Adapt the contents of the Programme to the circumstances or corporate operations that may occur during its term, relating both to BBVA and the 18 peer banks mentioned in the description of the Programme, such that it remains under the same terms and conditions.
(i) And, in general, engage in any acts and sign any documents that may be necessary or advisable for the validity, efficacy, implementation, development, execution, settlement and success of the Multi-Year Variable Share Remuneration
Programme and the previously adopted resolutions.

Fifth resolution.-

Re-elect Deloitte, S.L. as auditors for the accounts of Banco Bilbao Vizcaya
Argentaria, S.A. and the Banco Bilbao Vizcaya Argentaria Group. Deloitte, S.L.
is domiciled in Madrid, at Plaza Pablo Ruiz Picasso, 1 - Torre Picasso and its
tax code is B-79104469; it is number S-0692 in the official registry of account auditors in Spain, and lodged in the Madrid Companies’ Registry under volume
13,650, folio 188, section 8, sheet M-54414.

Sixth resolution.-

Confer authority to the Board of Directors, with express powers to pass on this authority to the Executive committee or the director(s) it deems pertinent or the Company & Board Secretary, the most broad-ranging faculties required under law for the fullest implementation of the resolutions adopted by this AGM, making any arrangements necessary to obtain due permits and/or filings from the
Bank of Spain, the Ministry of the Economy & Finance, the Stock Exchange
Supervisor (CNMV), the entity charged with recording book entries, the Companies
Registry and any other public- or private-sector bodies. To such ends, they may
(i) establish, interpret, clarify, complete, develop, amend, remedy omissions and adapt the aforementioned resolutions according to the verbal or written qualifications of the Companies Registry and any competent authorities, civil servants or institutions, without any need to consult again with the General
Meeting; (ii) draw up and publish the announcements required by law; (iii) place the aforementioned resolutions on public record and grant any public and/or private documents they deem necessary or advisable for their implementation;
(iv) deposit the annual accounts and other mandatory documentation at the
Companies Registry and (v) engage in any acts that may be necessary or advisable to successfully implement them and, in particular, to have them filed at the
Companies Registry or in other registries in which they may be filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 03/12/2010	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized representative of BBVA